FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2021

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 11 May, 2021

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 11 May 2021
North America Omnibus Equity Compensation Plan

Exhibit 99

UNILEVER NORTH AMERICA

OMNIBUS EQUITY COMPENSATION PLAN

As Amended and Restated as of February 2, 2021

The Unilever North America Omnibus Equity Compensation Plan (the “Plan”) has been established to allow Unilever PLC and its subsidiaries to implement the Unilever global share schemes that are approved from time to time by the Board of Directors (the “Unilever Board”) and shareholders of Unilever PLC in North America. The Plan is maintained for the benefit of eligible employees of Unilever United States, Inc., Unilever Canada Inc., Unilever de Puerto Rico, Inc., their subsidiaries and other designated entities. The Plan shall be a subplan of the Unilever Share Plan 2017 (“2017 Share Plan”) with respect to employees in North America.

The purpose of the Plan is to provide designated employees with the opportunity to receive grants of performance shares, phantom shares, stock awards, stock options, and other awards payable in, based upon or otherwise related to shares of Unilever PLC (“Unilever”), which is the corporate parent of Unilever United States, Inc., Unilever Canada Inc. and Unilever de Puerto Rico, Inc. and their affiliates (together with Unilever, the “Unilever Group”). The Plan also provides for the deferral of compensation pursuant to the Unilever United States Deferred Compensation Plan.

The Plan was established effective as of November 14, 2002 as the Unilever North America 2002 Omnibus Equity Compensation Plan (the “2002 Plan”) and was a successor to the Unilever North America 1992 Stock Option Plan, as amended, the Unilever North America 2001 Omnibus Stock Plan, the Unilever North America Performance Share Plan, and the Amended and Restated Unilever North America Share Bonus Plan (collectively, the “Prior Plans”). The Prior Plans were merged into the 2002 Plan as of November 14, 2002. Outstanding grants under the Prior Plans continued in effect according to their terms as in effect on the effective date (subject to such amendments as the Committee determines, consistent with the Prior Plans), and the Shares with respect to outstanding grants under the Prior Plans are distributable under this Plan.

021The Plan was amended and restated effective as of November 1, 2012 to change the name of the Plan to the “Unilever North America Omnibus Equity Compensation Plan,” eliminate the term of the Plan and make other appropriate changes. The Plan was again amended and restated as of January 1, 2017.

The Plan is hereby amended and restated as of February 2, 2021 to make appropriate changes in light of Unilever’s unification, which took place on November 29, 2020, that restructured the company’s corporate parent structure. The amended and restated Plan shall apply to Grants (as defined below) made after the effective date of the restatement.

The Plan is intended to provide incentives to designated Unilever Group employees to increase their efforts on behalf of the Unilever Group and their proprietary interests in Unilever, thus further aligning their interests with those of other shareholders of Unilever.

1. ADMINISTRATION

(a) Committee. The Plan shall be administered and interpreted by the North America Compensation Committee or another committee appointed by the Board of Directors of Unilever United States, Inc. (the “Committee”). The Committee will take actions based on similar actions of the Unilever Board or the Remuneration Committee of the Unilever Board under the 2017 Share Plan, where appropriate.

(b) Committee Authority. The Committee shall have the sole discretionary authority to (i) determine the Employees to whom Grants shall be made under the Plan, (ii) determine the type, size and terms of the Grants to each such individual, (iii) determine the time when Grants will be made and the duration of any applicable restrictions and conditions, including performance conditions, where appropriate, (iv) require confidentiality, non-solicitation, non-competition and other covenants as a condition of Grants, where appropriate, (v) amend the terms of any previously issued Grant, (vi) establish guidelines pursuant to which Grants shall be made, (vii) determine whether performance conditions have been met and make any appropriate adjustments with respect to performance conditions and the amounts payable upon satisfaction of performance conditions, and (viii) deal with any other matters arising under the Plan. The Committee may delegate its authority under the Plan, including its ability to determine the type, size and terms of grants to Employees, to one or more sub-committees or individuals, as the Committee deems appropriate and to the extent allowed by applicable law. To the extent that the Committee delegates its authority under the Plan, references in the Plan to the “Committee” shall be deemed to include the sub-committee or individuals to whom the Committee has delegated authority.

(c) Committee Determinations. The Committee shall have full power and express discretionary authority to administer and interpret the Plan, to make factual determinations and to adopt or amend such rules, regulations, guidelines, agreements and instruments for implementing the Plan and for the conduct of its business as it deems necessary or advisable, in its sole discretion. The Committee’s interpretations of the Plan and all determinations made by the Committee pursuant to the powers vested in it hereunder shall be conclusive and binding on all persons having any interest in the Plan or in any awards granted hereunder. All powers of the Committee shall be executed in its sole discretion, in the best interest of the Unilever Group, not as a fiduciary, and in keeping with the objectives of the Plan and need not be uniform as to similarly situated individuals.

2. GRANTS AND AUTHORIZED SHARES

(a) Grants. Awards under the Plan may consist of grants of (i) performance shares or phantom shares as described in Section 4 (“Performance Shares” and “Phantom Shares”), (ii) stock awards as described in Section 5 (“Stock Awards”), (iii) stock options as described in Section 6 (“Options”), and (iv) other awards as described in Section 7 (“Other Awards”) (collectively referred to as “Grants”). All Grants shall be subject to the terms and conditions set forth herein and to such other terms and conditions consistent with this Plan as the Committee deems appropriate and as are specified in writing by the Committee to the individual in an award letter, summary of award terms or other award communication (the “Grant Terms”) established by the Committee for the particular type of Grant. All Grants shall be made conditional upon the Participant’s acknowledgement, in writing or by acceptance of the Grant, that all decisions and determinations of the Committee shall be final and binding on the Participant, his or her beneficiaries and any other person having or claiming an interest under such Grant. The Committee shall approve the form and provisions of each Grant.

(b) Authorized Shares. The shares awarded under the Plan shall consist of Ordinary Shares of Unilever (“Unilever Ordinary Shares”) and American Shares of Unilever, evidenced by Depositary Receipts issued in New York (each representing one Ordinary Share of Unilever PLC) (“Unilever ADRs”) (collectively referred to as “Shares”).

(c) Shares Reserved. Subject to adjustment as described in Section 3(c) below, the aggregate number of Shares that may be transferred under the Plan is 117,900,000 Unilever ADRs and 1,300,000 Unilever Ordinary Shares. The aggregate Share numbers include Shares distributable with respect to outstanding Grants under the 2002 Plan as of the effective date of the 2012 restatement of the Plan.

(d) Shares Authorized for Grants. The Shares to be transferred under the Plan shall be treasury Shares or other reacquired Shares, including Shares purchased by a Unilever Group member on the open market for purposes of the Plan. If any Grants made under this Plan or a Prior Plan are forfeited or expire or are terminated unexercised, the Shares subject to such Grants shall be available for purposes of the Plan. Shares surrendered in payment of the exercise price of an Option, and shares withheld or surrendered for payment of taxes with respect to any Grant, shall be available for re-issuance under the Plan.  To the extent that Grants are designated in the Grant Terms to be paid in cash, and not in Shares, the Grants shall not count against the share limits under the Plan.

(e)   Adjustments. If there is any change in the number or kind of Shares outstanding (i) by reason of a share dividend, spinoff, recapitalization, share split, or combination or exchange of shares, (ii) by reason of a merger, reorganization or consolidation, (iii) by reason of a reclassification or change in par value, or (iv) by reason of any other extraordinary or unusual event affecting the outstanding Shares as a class without Unilever’s receipt of consideration, or if the value of outstanding Shares is substantially reduced as result of a spinoff or Unilever’s payment of any extraordinary dividend or distribution, the maximum number of Shares available for issuance under the Plan, the kind and number of Shares covered by outstanding Grants, the kind and number of Shares to be issued or issuable under the Plan, and the price per Share or the applicable market value of such Grants shall be equitably adjusted by the Committee to reflect any increase or decrease in the number of, or change in the kind or value of, issued Shares to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the Plan and such outstanding Grants; provided, however, that any fractional shares resulting from such adjustment shall be eliminated. Any adjustments to outstanding Grants shall be consistent with the requirements of the 2017 Share Plan, as the Committee deems appropriate, and shall be consistent with Sections 409A and 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), to the extent applicable. The adjustments of Grants under this Section 2(e) shall include adjustment of Shares, exercise price of Options, performance conditions or other terms and conditions, as the Committee deems appropriate. Any adjustments determined by the Committee shall be final, binding and conclusive.

3. ELIGIBILITY FOR PARTICIPATION

(a) In General. Except as otherwise determined by the Committee, all employees of the Unilever Group (“Employees”), including employees who are officers or directors of Unilever or any Unilever subsidiary, shall be eligible to receive Grants under the Plan. For purposes of the Plan, the term “Employee” shall mean common law employees as determined by the Unilever Group, and shall not include an independent contractor or any other person who is not treated by a Unilever Group member as an employee for purposes of the withholding of United States Federal employment taxes or the withholding of employment-related taxes under the laws of another taxing authority, regardless of any contrary governmental or judicial determination relating to such employment status or tax withholding. If a person described in the preceding sentence is subsequently reclassified or determined to be an employee by the Internal Revenue Service, any other governmental agency or authority, or a court, or if a Unilever Group member is required to reclassify such an individual as an employee as a result of such reclassification or determination (including any reclassification by a Unilever Group member in settlement of any claim or action relating to such individual’s employment status), such individual will not become eligible to receive Grants under the Plan by reason of such reclassification or determination, unless otherwise determined by the Committee on a prospective basis.

(b) Selection of Participants. The Committee shall select the Employees to receive Grants and shall determine the number of Shares subject to a particular Grant in such manner as the Committee determines. Employees who receive Grants under this Plan shall hereinafter be referred to as “Participants.”

4. PERFORMANCE SHARES AND PHANTOM SHARES

The Committee may grant Performance Shares or Phantom Shares to an Employee upon such terms as the Committee deems appropriate.

(a) Number and Type of Shares. The Committee shall determine the number and type of Shares to which Performance Shares or Phantom Shares shall relate or that may be issued or transferred pursuant to Performance Shares or Phantom Shares.

(b) Performance Share and Phantom Share Provisions. Each Performance Share or Phantom Share shall represent the right of the Participant to receive an amount based on the fair market value of a Share, the appreciation in fair market value of a Share or such other measurement as the Committee deems appropriate, if the conditions (if any) established by the Committee are met. The Committee shall determine (i) the terms and conditions of each Performance Share or Phantom Share, including any applicable performance conditions, (ii) whether Performance Shares or Phantom Shares will be payable in cash, in Shares or in a combination of the two, and (iii) any other requirements with respect to Performance Shares or Phantom Shares as the Committee deems appropriate.

5. STOCK AWARDS

The Committee may grant a Stock Award to an Employee upon such terms as the Committee deems appropriate.

(a) Number and Type of Shares. The Committee shall determine the number and type of Shares to be issued or transferred pursuant to a Stock Award.

(b) Stock Award Provisions. The Committee may grant Stock Awards for consideration or for no consideration, and subject to restrictions or no restrictions, as determined by the Committee. The Committee may establish conditions under which restrictions on Stock Awards shall lapse over a period of time or according to such other criteria as the Committee deems appropriate, including restrictions based upon the achievement of performance conditions. The Committee shall determine any other requirements, conditions and restrictions with respect to Stock Awards as the Committee deems appropriate.

(c) Right to Vote and to Receive Dividends. The Committee shall determine whether the Participant shall have the right to vote the Shares covered by Stock Awards and the extent to which the Participant may receive any dividends or other distributions paid on such Shares.

6. OPTIONS

The Committee may grant an Option to an Employee upon such terms as the Committee deems appropriate. Options shall be nonqualified stock options for United States tax purposes.

(a) Number and Type of Shares. The Committee shall determine the number and type of Shares that will be subject to each Grant of Options.

(b) Option Provisions. The exercise price of an Option shall be determined by the Committee and shall be equal to or greater than the fair market value of a Share on the date the Option is granted. The Committee shall determine (i) when and under what conditions the Option may be exercised, (ii) the periods during which the Option may be exercised, and (iii) any other restrictions, conditions and requirements with respect to the Option as the Committee deems appropriate.

(c) Exercise of Options. A Participant may exercise an Option that has become exercisable, in whole or in part, by delivering a notice of exercise to such person or entity as the Committee shall designate. The Participant shall pay the exercise price in a manner authorized by the Committee, which may include payment in any of the following forms approved by the Committee: (i) in cash, (ii) by delivering Shares owned by the Participant and having a fair market value on the date of exercise equal to the exercise price or by attestation to ownership of Shares having an aggregate fair market value on the date of exercise equal to the exercise price, (iii) by payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board, (iv) by net exercise, or (v) by such other method as the Committee may approve. Payment for the Shares pursuant to the Option, and any required withholding taxes, must be received by the time specified by the Committee depending on the type of payment being made, but in all cases prior to the issuance of the Shares.

7. Other Awards

The Committee may grant to Employees Other Awards that are payable in Shares or cash, based upon or otherwise related to Shares, including stock appreciation rights and other rights, on such terms and conditions as the Committee deems appropriate. The Committee shall determine (i) the amount and value of such Other Awards, (ii) the type of Shares to which Other Awards will relate, (iii) whether Other Awards will be payable in cash, in Shares or in a combination of the two, and (iv) such other terms, conditions and requirements as the Committee deems appropriate.

8. DIVIDEND EQUIVALENTS

When the Committee grants Performance Shares, Phantom Shares or Other Awards (other than stock appreciation rights), the Committee may grant Dividend Equivalents in connection with such Grants under such terms and conditions, including performance conditions, as the Committee deems appropriate. A “Dividend Equivalent” is an amount determined by multiplying the number of Shares subject to a Grant by the per-Share cash dividend, or the per-share fair market value (as determined by the Committee) of any dividend in consideration other than cash, paid by Unilever on its Shares. Dividend Equivalents may be paid to Employees currently or may be deferred, consistent with Section 409A of the Code, as determined by the Committee. All Dividend Equivalents that are not paid currently shall be credited to book accounts on the Unilever Group’s records for purposes of the Plan. Dividend Equivalents may be accrued as a cash obligation, or may be converted to additional Performance Shares, Phantom Shares or Shares of Other Awards for the Employee, as determined by the Committee. Unless otherwise specified by the Committee, deferred Dividend Equivalents will not accrue interest. Dividend Equivalents may be payable in cash or Shares or in a combination of the two, as determined by the Committee.

9. DEFERRALS

The Committee may permit or require a Participant to defer receipt of the payment of cash or the delivery of Shares and other amounts that would otherwise be due to such Participant in connection with any Grant other than Options or Other Awards in the form of stock appreciation rights.

10. Transferability of Grants

Except as the Committee may otherwise determine, only the Participant may exercise rights under a Grant during the Participant’s lifetime. A Participant may not transfer rights with respect to a Grant except by will or by the laws of descent and distribution or as permitted by the Committee in accordance with applicable law. When a Participant dies, the personal representative or other person entitled to succeed to the rights of the Participant may exercise such rights in accordance with their terms. Such personal representative or other person must furnish proof satisfactory to the Committee of his or her right to exercise an Option or receive payment with respect to any Grant under the Participant’s will or under the applicable laws of descent and distribution.

11. Limitations on Transfer of Shares

No Shares shall be transferred in connection with any Grant unless and until all legal requirements and Unilever policies applicable to the transfer of such Shares have been complied with to the satisfaction of the Committee. The Committee shall have the right to condition any Grant on the Participant’s undertaking in writing to comply with such restrictions on his or her subsequent disposition of such Shares as the Committee shall deem necessary or advisable. Shares transferred under the Plan will be subject to such stop-transfer orders, legends and other restrictions as the Committee deems appropriate, including restrictions required by applicable laws, regulations and interpretations.

12. Withholding of Taxes

(a) Required Withholding. All Grants under the Plan shall be subject to applicable United States, Canada, Puerto Rico or other country, state or province and local income tax and social security withholding requirements. The Participant’s employer shall have the right to deduct from all Grants paid in Shares or cash, or from other wages paid to the Participant, any taxes required by law to be withheld with respect to such Grants. In the case of Grants paid in Shares, the Participant or other person receiving Shares or exercising Options may be required to pay to the appropriate representative of the Unilever Group the amount of any taxes that such employer is required to withhold with respect to such Grants, or the Participant’s employer may deduct from other wages payable to the Participant the amount of any withholding taxes due with respect to such Grants.

(b) Election to Withhold Shares. The Committee may determine that the employer’s tax withholding obligation with respect to Grants paid in Shares shall be satisfied by having Shares withheld, at the time such Grants become taxable, or the Committee may allow Participants to elect to have such share withholding applied to particular Grants. The election must be in a form and manner prescribed by the Committee and may be subject to the prior approval of the Committee.

13. Takeover or other corporate event

The Committee may establish such terms for Grants, and may take actions as the Committee deems appropriate, in the event of a takeover or other corporate event, consistent with the 2017 Share Plan.

14. Amendment and Termination of the Plan

(a) Amendment or Termination of Plan. The Committee may amend or terminate the Plan at any time.

(b) Termination and Amendment of Outstanding Grants. A termination or amendment of the Plan that occurs after a Grant is made shall not materially impair the rights of the Participant unless the Participant consents or unless the Committee acts under Section 15(c). The termination of the Plan shall not impair the power and authority of the Committee with respect to an outstanding Grant. Whether or not the Plan has terminated, an outstanding Grant may be terminated or amended under Section 15(c) or may be amended by agreement of the Committee (or its delegate) and the Participant consistent with the Plan.

15. Miscellaneous Provisions

(a) Grants in Connection with Corporate Transactions and Otherwise. Nothing contained in the Plan shall be construed to (i) limit the right of the Committee to make Grants under the Plan in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business or assets of any corporation, firm or association, including Grants to employees thereof who become Employees of a member of the Unilever Group or for other proper corporate purposes, or (ii) limit the right of any member of the Unilever Group to grant stock options or make other awards outside of the Plan. Without limiting the foregoing, the Committee may make a Grant to an employee of another corporation who becomes an Employee by reason of a corporate merger, consolidation, acquisition of stock or property, reorganization or liquidation involving a member of the Unilever Group in substitution for a stock option or other grant made by such corporation. The terms and conditions of the substitute grants may vary from the terms and conditions required by the Plan and from those of the substituted stock incentives. The Committee shall prescribe the provisions of the substitute grants.

(b) Clawback and Other Policies. All Grants under the Plan shall be subject to forfeiture or recoupment in accordance with the terms of any applicable clawback or recoupment policy adopted by the Unilever Board from time to time and any applicable malus, clawback or recoupment terms of an applicable Unilever global equity plan, including without limitation, if applicable, Rule 9 of the 2017 Share Plan, as in effect from time to time, and all Grants shall be subject to the Unilever Share Dealing Code and other applicable Unilever policies.

(c) Compliance with Law. The Plan and the obligations of the Unilever Group to transfer Shares shall be subject to all applicable laws and to approvals by any governmental or regulatory agency as may be required. The Committee may revoke any Grant if it is contrary to law or modify a Grant to bring it into compliance with any valid and mandatory government regulation.

(d) Funding of the Plan. The Plan shall be unfunded. The Committee shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Grants under the Plan.

(e) Rights of Participants. Nothing in the Plan shall entitle any Employee or other person to any claim or right to be awarded a Grant under the Plan. Neither the Plan nor any action taken hereunder shall be construed as giving any individual any rights to be retained by or in the employ of any member of the Unilever Group or any other employment rights.

(f) Governing Documents. The Plan and the Grant Terms shall be the controlling documents, subject to the terms of the 2017 Share Plan. No other statements, representations, explanatory materials or examples, oral or written, may amend the Plan or Grant Terms in any manner. The Plan and the Grant Terms shall be binding upon and enforceable against the Unilever Group and its successors and assigns.

(g) Employees Subject to Taxation and Other Applicable Laws Outside the United States. With respect to Participants who are subject to taxation in countries other than the United States, the Committee may make Grants on such terms and conditions as the Committee deems appropriate to comply with the laws of the applicable countries, and the Committee may create such procedures, addenda and subplans and make such modifications as may be necessary or advisable to comply with such laws.

(h) No Waiver. The failure by a Unilever Group member or the Committee to exercise any right, authority or discretion granted hereunder shall not be construed as waiving any such right, authority, or discretion, or as granting any other party any rights whatsoever. No waiver shall be valid unless made in writing in an instrument signed by a designated officer of the Unilever Group.

(i) Section 409A. The Plan is intended to comply with the requirements of Section 409A of the Code, to the extent applicable. All Grants shall be construed and administered such that the Grant either (i) qualifies for an exemption from the requirements of Section 409A of the Code or (ii) satisfies the requirements of Section 409A of the Code. If a Grant is subject to Section 409A of the Code, (i) distributions shall only be made in a manner and upon an event permitted under Section 409A of the Code, (ii) payments to be made upon a termination of employment shall only be made upon a “separation from service” under Section 409A of the Code, (iii) payments to be made upon a takeover or other corporate event shall only be made upon a “change of control event” under Section 409A of the Code, (iv) unless the Grant specifies otherwise, each payment shall be treated as a separate payment for purposes of Section 409A of the Code, and (v) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with Section 409A of the Code. If a Grant is subject to Section 409A of the Code, in no event shall the timing of an employee’s execution of a release, directly or indirectly, result in the employee designating the calendar year of payment, and if a payment that is subject to execution of the release could be made in more than one taxable year, based on timing of the execution of the release, payment shall be made in the later taxable year. Any Grant awarded under the Plan that is subject to Section 409A of the Code and that is to be distributed to a key employee (as defined below) upon separation from service shall be administered so that any distribution with respect to such Grant shall be postponed for six months following the date of the Participant’s separation from service, if required by Section 409A of the Code. If a distribution is delayed pursuant to Section 409A of the Code, the distribution shall be paid within 30 days after the end of the six-month period. If the Participant dies during such six-month period, any postponed amounts shall be paid within 90 days of the Participant’s death. The determination of key employees, including the number and identity of persons considered key employees and the identification date, shall be made by the Committee or its delegate each year in accordance with Section 416(i) of the Code and the “specified employee” requirements of Section 409A of the Code.

(j) Governing Law; Jurisdiction; Waiver of Jury Trial. The validity, construction, interpretation and effect of the Plan and the Grants under the Plan, and any dispute arising under or related thereto, whether in contract, tort or otherwise, shall be governed by the laws of the State of New York, without reference to its conflicts of law principles. Each party to a Grant irrevocably consents and agrees that any legal action, suit or proceeding arising out of or in connection with the Plan or the Grants or disputes relating hereto may be brought only in the United States District Court for the Southern District of New York, or if such court does not have jurisdiction, in the courts of the State of New York located in New York County, and each party to a Grant hereby irrevocably accepts and submits to the exclusive jurisdiction of the aforesaid courts in personam, with respect to any such action, suit or proceeding. Each party to a Grant waives, to the fullest extent permitted by law, any right to trial by jury in any action, suit or proceeding brought to enforce, defend or interpret any rights or remedies under, or arising in connection with or relating to, the Plan or the Grants. No party to a Grant shall be liable for punitive, exemplary or special damages of any nature whatsoever arising out of the Plan or the Grants.